Mail Stop 3561

October 1, 2008

By Facsimile and U.S. Mail

Mr. Marc L. Reisch
Chairman, President and Chief Executive Officer
Visant Holding Corp.
Visant Corporation
357 Main Street, First Floor
Armonk, New York 10504

> **Re:** **Visant Holding Corp.**
> **Visant Corporation**
> **Form 10-K for the Fiscal Year Ended December 29, 2007**
> **Form 10-Q for Fiscal Quarters Ended March 29, 2008 and**
> **June 28, 2008**
> **File Nos. 333-112055 and 333-120386**

Dear Mr. Reisch:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 29, 2007

General

1.   Where a comment below requests additional disclosure to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

Item 1. Business, page 3

2.   We note your disclosures on pages 3 through 6 regarding the variety of different products and services you offer customers, including high school and college class rings, school and college yearbooks, memory books, other graduation related products, along with fragrance, cosmetics and other personal care sample advertising, cover components and overhead transparencies etc. In addition, we understand you offer a wide range of marketing and publishing services in connection with the various products you sell. With these specific individual products and services in mind and with a view toward future disclosures, please revise to provide in tabular form for each period presented the amount or percentage of total revenue contributed by any class of similar products or services within your segments. Refer to Item 101(c)(1)(i) of Regulation S-K. Similarly, please revise the current disclosures in Note 16 to your financial statements to provide a further breakdown of the net sales figures for the three segment categories currently labeled as "net sales of similar products". Refer to paragraph 37 of SFAS 131.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 32
General

3.   Your discussion and analysis of results of operations provides business reasons for the changes between periods in various income statement line items, but you do not quantify for investors the amount contributed by each reason. Please consider revising your disclosure to provide a more robust discussion including quantifying the amount contributed by each significant business reason that caused the change. For instance, the acquisitions you completed in 2007 are mentioned as a reason for the increases in revenues and expenses in several areas, but in each case you do not quantify for investors the dollar amounts of revenue or expense contributed by the acquired businesses. Refer to Item 303(a)(3) of Regulation S-K.

Financial Statements and Notes
Consolidated Balance Sheets, page F-4

4.	We note your presentation of mezzanine equity of $9.8 million as of December 29, 2007. We note from page F-14 that it is related to certain management stockholder agreements with a repurchase feature whereby Holdings is obligated, under certain circumstances such as death and disability (as defined in the agreement), to repurchase the common shares from the holder and settle amounts in cash. Tell us and disclose in more detail the significant terms of the repurchase feature. Advise us how you determined that the mezzanine classification of the common shares is appropriate given that they appear to be mandatorily redeemable. We refer you to guidance under paragraph 9 and A6 of SFAS 150.

9. Goodwill and Other Intangible Assets, page F-24

5.	We note your disclosures of the customer relationship useful lives ranged from 4 to 40 years. Advise us the type of customer relationships in which you assign the useful life of 40 years and their carrying amounts as of year end. Explain to us why you consider their 40 years useful life to be reasonable.

6.	Tell us and disclose the nature of the intangible asset "Other" as shown in the "Other Intangible Assets" table on page F-25.

16. Business Segment, page F-49

7.	Please disclose the total assets by reportable segments as required by paragraph 27 of SFAS 131.

Form 10-Q, for the fiscal quarter ended June 28, 2008

Notes to Condensed Consolidated Financial Statements (Unaudited)

5. Acquisitions, page 11
2008 Acquisitions

8.	We note your acquisition of Phoenix Color Corp. on April 1, 2008, for a purchase price, including assumed debt, of approximately $277 million. You also disclose that the acquisition is not material to the Company's operations, financial position or cash flows. In this regard, provide us a comprehensive analysis to explain why you did not consider the acquisition a material business combination. If material, we believe you should provide the supplemental pro forma financial information as required by paragraph 58(b) and 58(c) of SFAS 141.

Form 8-K, filed April 1, 2008

Item 2.01 Completion of Acquisition or Disposition of Assets

9.   We note the acquisition of Phoenix Color Corp. on April 1, 2008 for a purchase price, including assumed debt, of approximately $277 million. It appears it could be considered a significant acquisition that may require you to file audited financial statements of Phoenix Color Corp. and the related pro forma financial information. Please show us how you conducted the significance tests including the relevant calculations in determining that the acquisition is not significant under the requirements of Rule 3-05 of Regulation S-X.

*   *   *   *

As appropriate, please revise your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings included all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or the undersigned at (202) 551-3377, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Andrew Mew
Accounting Branch Chief